    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2000
                                                     REGISTRATION NO. __________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                                    IMP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                   ----------


           DELAWARE                                 3674                             94-2722142
(State or Other Jurisdiction of         (Primary Standard Industrial              (I.R.S. Employer
Incorporation or Organization)           Classification Code Number)           Identification Number)

                             2830 NORTH FIRST STREET
                         SAN JOSE, CALIFORNIA 95143-2071
                                 (408) 432-9100
       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)

                                   ----------

                                  BRAD WHITNEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             2830 NORTH FIRST STREET
                         SAN JOSE, CALIFORNIA 95143-2071
                                 (408) 432-9100
  (Name, Address Including Zip Code, and Telephone Number Including Area Code,
                             of Agent for Service)

                                   ----------

                                   COPIES TO:
                                 RICHARD S. GREY
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                        OLD FEDERAL RESERVE BANK BUILDING
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-1122

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AT SUCH TIME OR TIMES AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                  AS THE SELLING STOCKHOLDERS SHALL DETERMINE.

                                   ----------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                   CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                                     PROPOSED MAXIMUM          PROPOSED MAXIMUM         AMOUNT OF
  TITLE OF EACH CLASS OF          AMOUNT TO BE      OFFERING PRICE PER     AGGREGATE OFFERING PRICE   REGISTRATION
SECURITIES TO BE REGISTERED        REGISTERED            UNIT (1)                     (1)                  FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01       547,220              4.25(2)                 $2,325,685              $614
==================================================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on the Nasdaq SmallCap Market on January 20, 2000, pursuant to Rule 457(c).

(2) 527,000 shares consist of Common Stock previously issued in a private placement. 20,220 shares consist of Common Stock to be issued upon exercise of a previously issued warrant.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Prospectus

                                 547,220 Shares

                                    IMP, INC.

                                  Common Stock

    This prospectus is part of a registration statement that covers 547,220 shares of our Common Stock (the "Shares"). These shares may be offered and sold from time to time by certain of our shareholders (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Common Stock. We will bear the costs relating to the registration of the Shares, which we estimate to be $47,114. 527,000 of the Shares were issued to certain Selling Stockholders in connection with a private placement of our Common Stock on February 8, 1999. The other 20,220 Shares were issued to certain Selling Stockholders pursuant to a warrant agreement dated November 4, 1999. The Selling Stockholders may sell the Shares from time to time on the Nasdaq SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

    Each of the Selling Stockholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

    On January 20, 2000, the last sale price of the Company's Common Stock on the Nasdaq SmallCap Market was $4.25 per share.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

    The Shares are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.


                 The date of this Prospectus is January 25, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

    The Company files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's Website at http://www.sec.gov.

    Our Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "IMPX." Reports, proxy and information statements and other information about us may be inspected at the office of the National Association of Securities Dealers, Inc., 9513 Key West Ave., Rockville, Maryland 20850.

    We have filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain items of which are omitted as allowed by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, we refer you to the Registration Statement and its exhibits and schedules.

                      INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

    (1) The Company's amended form 10-K/A No. 2 for the fiscal year ended March 28, 1999, filed January 7, 2000;

    (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999 filed August 11, 1999;

    (3) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1999 filed November 10, 1999;

    (4) The Company's amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 27, 1999 filed January 7, 2000;

    (5) The description of the Company's Common Stock in the Company's Registration Statement on Form 8-A dated June 23, 1987.

    You may request free copies of these filings by writing or telephoning us at the following address: Chief Financial Officer, IMP, Inc., 2830 North First Street, San Jose, California 95143, (408) 432-9100.

The Company

    IMP, Inc. ("IMP" or the "Company") designs, manufactures and sells integrated circuit (IC) semiconductor devices, also known as microchips. We focus on a specialized technology sector called the analog IC market. We sell our analog IC technology in two basic forms. We manufacture IC wafers for other semiconductor vendors using our own and customer-developed processes. This has comprised the majority of IMP revenues for the last decade. Following a downturn in our historic lines of business in fiscal 1997, we decided to expand our activities into the market for standard analog power-management ICs. Our goal is to provide a broad portfolio of devices to manage the power supply needs of the portable, wireless and Internet-based systems that are driving today's computer and communications revolution. This new product direction builds on the historical strengths of our people, technology and manufacturing capabilities and is intended to serve a broad base of customers in a growing market opportunity.

    Our wafer production and testing factory is in San Jose, California. This facility, as well as our design and development procedures, are certified to meet the quality demands of the International Standards Organization specification number ISO 9001. We operate our own wafer fabrication plant in order to develop and control the specialized analog technologies that are essential for the design of products offering unique technical advantages to the customer. Also, to the extent that we can run the plant at close to full capacity, we believe that we can enjoy a cost advantage over companies that use third-party wafer foundry suppliers.

    IMP was founded as a California corporation in January 1981 under the name of International Microelectronic Products. We reincorporated in Delaware as International Microelectronic Products, Inc. in April 1987 and our initial public stock offering was made that same year. In September 1993, our Certificate of Incorporation was amended to formally change the name of the Company to the IMP, Inc. IMP stock is traded on the Nasdaq SmallCap Market under the ticker symbol of IMPX. Our main offices are located at 2830 North First Street, San Jose, California 95134-2071. You can contact us by telephone at 408 432-9100, by fax at 408 434-0335, and by e-mail at info@impinc.com.


                                  RISK FACTORS

    The Company's business, financial condition and results of operations have been, and in the future may be, affected by a variety of factors, including those set forth below and elsewhere in this report.

THERE MAY BE A NEAR-TERM NEED FOR A CASH INFUSION INTO THE COMPANY

    The Company has minimal financial resources and operating needs are funded principally from the collection of accounts receivable. Should the cash flow from accounts receivable be lessened or interrupted by slow collections or by a decrease in revenue generation, the Company could very quickly find itself unable to meet its obligations.

During the second and third quarters of fiscal 2000, the Company failed to make the scheduled payments due under its equipment notes payable and substantially all of its capital lease obligations. These instances of nonpayment put the Company in default of these agreements and in default of our revolving credit facility due to a cross default clause in the revolving credit facility agreement. The Company has renegotiated the payment terms under certain of these obligations. However, the Company has been unable to renegotiate the payment terms under one capital lease obligation. The company remains in default of the revolving credit facility and certain capital lease obligations due to cross default clauses in these agreements. Should such creditors and lessors declare the principal amount of the Company's indebtedness to be immediately due and payable, the potential sources for additional capital investment are neither in place nor identified.

WE MAY CONTINUE TO REPORT LOSSES AND NEGATIVE CASH FLOW IN THE FUTURE

    Although we experienced a growth in revenues in the last two quarters of fiscal 1999, revenues decreased in the first quarter of fiscal 2000. We have reported operating losses and negative cash flow since the second quarter of fiscal 1997. Unless this trend of increasing revenue continues, there is substantial risk that we will continue to report losses and negative cash flow in the future. Our cash balance has decreased over each of the last several quarters. As of December 26, 1999 we had cash and cash equivalents of approximately $631,000. If we do continue to report operating losses and negative cash flow we will need to obtain additional funding to remain in operation. There can be no assurance that such funding will be available to us at reasonable rates, if at all.

WE ARE DEPENDENT ON ONE CUSTOMER'S COMMITMENTS TO UTILIZE OUR FOUNDRY AND TO RAISE NEEDED CAPITAL TO PURCHASE OUR COMMON STOCK

    As discussed in the "Material Changes" section below, Teamasia Semiconductors (India) Ltd., ("Teamasia"), a corporation headquartered in India involved in the manufacturing and sale of discrete semiconductor devices, has agreed to utilize a significant portion of our foundry capacity in the coming year and also to make certain purchases of our Common Stock. In the event that Teamasia were to experience financial or operational difficulties resulting in a reduction or interruption in utilization of the foundry and a corresponding reduction or interruption in payments to us for foundry services, or were to otherwise fail to perform its obligation to utilize our foundry services, our operating results would be adversely affected. Furthermore, if Teamasia were to experience financial or operational difficulties that cause it to default on its obligations under the Agreement or the Phase Two Stock Purchase Agreement, or if Teamasia were to default on such obligations for any other reason, our cash position would be negatively affected, and the risks discussed above would be heightened.

WE MAY HAVE TO SEEK THE CONSENTS OF THIRD-PARTIES IF WE EXPERIENCE SIGNIFICANT ADDITIONAL EQUITY INVESTMENTS

    As discussed in the "Material Changes" section below, Teamasia has executed a stock purchase agreement under which it will make significant additional equity investments in our Common Stock. In order to complete those investments without breaching the terms of certain existing agreements, we will have to seek consents from certain creditors, including creditors under capital leases and revolving credit agreements. Some or all of these third-parties may refuse to grant such consent without our agreeing to changes in the terms of our agreement with them and such changes may adversely affect our operating results. There is also the possibility that some of these agreements may be terminable by such third-parties as a result of Teamasia's additional equity investment; any such terminations may adversely affect our operating results if we may be unable to arrange suitable replacements for the terminated agreements.

OUR COMMON STOCK PRICE MAY BE VOLATILE BECAUSE OUR STOCK TRADES ON THE NASDAQ SMALLCAP MARKET

    On December 11, 1998, a hearing was held before a Panel authorized by the National Association of Securities Dealers, Inc. Board of Governors to determine whether we would be allowed to maintain the listing of our Common Stock on the Nasdaq National Market. The hearing addressed, among other things, our compliance with the minimum $1 per share price requirement and the $4 million net tangible assets requirement for stock traded on Nasdaq. The Panel concluded that we could retain our listing on the Nasdaq National Market if we complied with the following conditions: (i) effect a one-for-ten reverse split of our Common Stock so that our closing bid price meets or exceeds the $1.00 per share for a minimum of ten consecutive trading days; (ii) file with the Securities and Exchange Commission (SEC) on or before February 16, 1999, a December 31, 1998 balance sheet, which, with pro forma adjustments for significant events and transactions after such date, shows net tangible assets of at least $4.0 million; and (iii) file with the SEC on or before March 31, 1999, a balance sheet as of a date 45 days prior thereto, which, with appropriate pro forma adjustments, shows net tangible assets of at least $6.5 million.

    Effective January 13, 1999, as provided in the Certificate of Amendment of the Second Restated Certificate of Incorporation of the Company, as filed with the State of Delaware Secretary of State on January 12, 1999, we effected a one-for-ten reverse stock split, thus addressing the minimum trading price per share requirement. On February 16, 1999 we filed a proforma balance sheet dated as of December 31, 1998 incorporating the effect of a February 1999 Private Placement showing net tangible assets of $6.1 million. We did not satisfy the final criterion of net tangible assets of $6.5 million by March 31, 1999. As a result, on April 7, 1999 our common stock was moved from the Nasdaq National Market to the Nasdaq SmallCap Market where it continues to trade under the symbol "IMPX." On November 19, 1999, Nasdaq informed the Company that, based on the net tangible assets of the Company as of the end of the quarter ended September, 1999, the Company no longer met the $2,000,000 net tangible assets requirement for continued listing on the Nasdaq SmallCap Market, and requested a response from the Company. The Company provided Nasdaq with financial statements indicating that as of the end of November, 1999 the Company's net tangible assets had increased to $2,990,000. Management believes that the Company is now in compliance with Nasdaq's net tangible assets requirement for continued listing on the Nasdaq SmallCap Market, and management has no reason to believe that the Company would be unable to meet any of the criteria for continued listing on the Nasdaq SmallCap Market into the reasonably foreseeable future. Because of the low volume of trading on the Nasdaq SmallCap Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities. In addition, if our common stock trading price remains below $5.00 per share, trading in our common stock could also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from trading in our common stock, which could severely limit the market liquidity of our common stock and the ability of investors to trade our common stock.

    In addition, our market capitalization might decrease and stockholder value might decrease as a result of the reverse stock split. The reverse split increased the number of odd-lot holders of our common stock. Transaction costs involving odd-lot amounts of common stock are generally higher on a per-share basis than transaction costs involving even-lot amounts of common stock. Thus, the reverse split might have the effect of increasing the transaction costs of certain of our stockholders.

OUR SUCCESS DEPENDS ON OPERATING OUR FOUNDRY AT HIGH CAPACITY.

    In the near term our success depends on our ability to attract additional orders from new and existing customers for our analog and high-voltage wafer fabrication services. In the past, during periods of low demand, high fixed wafer fabrication costs have had a material adverse effect on our results of operations. Since the first quarter of fiscal 1997, our operating results were materially adversely affected by the low utilization of the Company's manufacturing facility.

OUR SUCCESS DEPENDS ON OUR DEVELOPMENT AND MARKETING OF NEW ANALOG PRODUCTS.

    In the long term, our success depends on our ability to develop new analog integrated circuit products for existing and new applications, to introduce such products in a timely manner, and to gain customer acceptance for our products. The development of new analog integrated circuits is highly complex and from time to time we have experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors including proper new product definition, completion of design and testing of new products on time, achievement of acceptable manufacturing yields and market acceptance of our and our customers' products. Moreover, successful product design and development depends on our ability to attract, retain and motivate qualified analog design engineers, of which there is a limited number. There can be no assurance that we will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully.

    Due to the complexity and variety of analog circuits, the limited number of analog circuit designers and the limited effectiveness of computer-aided design systems in the design of analog circuits, we cannot be certain that we will be able to continue to successfully develop and introduce new products on a timely basis. We seek to design alternate source products that have already achieved market acceptance from other vendors, as well as new proprietary IMP products. However, we cannot be sure that any products we introduce will be accepted by customers or that any product initially accepted by our customers will result in production orders. If we fail to continue to develop, introduce and sell new products successfully, we could experience material and adverse affects to our long-term business and operating results.

OUR SUCCESS WILL BE DEPENDENT UPON OUR ABILITY TO FABRICATE HIGHER-MARGIN PRODUCTS.

    The ability of the Company to transition from the fabrication of lower-margin products to higher-margin products, including both those developed by the Company and those for which it serves as a third-party foundry, is very important for the Company's future results of operations. Rapidly changing customer demands may result in the obsolescence of existing Company inventories. There can be no assurances that the Company will be successful in its efforts to keep pace with changing customer demands. In this regard, the ability of the Company to develop higher-margin products will be materially and adversely affected if it is unable to retain its engineering personnel due to the Company's current business climate.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

    Many of our competitors have substantially greater technical, manufacturing, financial and marketing resources than we do. Our international sales are primarily denominated in U.S. currency. Consequently, changes in exchange rates that strengthen the U.S. dollar could increase the price in local currencies of our products in foreign markets and make our products relatively more expensive than our competitor's products that are denominated in local currency. Due to the current excess of supply over demand for semiconductors of all types, including both foundry services and analog integrated circuits, we expect continued strong competition from existing suppliers and the entry of new competitors. Such competitive pressures could reduce the market acceptance of our products and result in market price reductions and increases in expenses that could adversely affect our business, financial condition or results of operations.

IF PROTECTION OF OUR TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS WILL BE MATERIALLY HARMED.

    Although we are not currently a party to any material litigation relating to patents and other intellectual property rights, because of technological developments in the semiconductor industry, it is possible that certain of our designs or processes may involve infringement of existing patents. We also cannot be sure that any of our patents will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued. We have from time to time received, and may in the future receive, communications from third parties asserting patents, maskwork rights, or copyrights on certain of our products and technologies. The Company has been contacted by the Lemelson Medical Foundation. This foundation has filed patent violation legal actions against 88 semiconductor companies. The Company is currently not one of the defendants in this action but might be added at a later date. Although we are not currently a party to any material litigation, if a third party were to make a valid intellectual property claim and a license were not available on commercially reasonable terms, our operating results could be materially and adversely affected. Litigation, which could result in substantial cost to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others.

IF WE CANNOT MANUFACTURE PRODUCTS IN SUFFICIENT QUANTITY OR QUALITY, OUR BUSINESS WILL BE MATERIALLY HARMED.

    The fabrication of integrated circuits is a highly complex and precise process. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, manufacturing equipment failure, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. The majority of our costs of manufacturing are relatively fixed, and, consequently, the number of shippable die per wafer for a given product is critical to our results of operations. If we do not achieve acceptable manufacturing yields or if we experience product shipment delays, our financial condition or results of operations would be materially and adversely affected. We have from time to time in the past experienced lower than expected production yields, which have delayed product shipments and adversely affected gross margins. Moreover, we cannot be sure that we will be able to maintain acceptable manufacturing yields in the future.

    We manufacture all of our wafers at the one fabrication facility in San Jose. Given the unique nature of our processes, it would be difficult to arrange for independent manufacturing facilities to supply such wafers in a short period of time. Any prolonged inability to utilize our manufacturing facility as a result of fire, natural disaster or otherwise, would have a material adverse effect on our financial condition or results of operations. Although we believe that we have adequate capacity to support our near term plans, we have in the past subcontracted the fabrication of a portion of our wafer production to outside foundries, and may need to do so again. At the present time, there are several wafer foundries that are capable of supplying certain of our needs. However, we cannot be sure that we will always be able to find the necessary foundry capacity.

OUR INABILITY TO FORECAST CORRECTLY COULD ADVERSELY AFFECT OUR RELATIONSHIPS WITH CUSTOMERS AND RESULT IN LARGER THAN DESIRED INVENTORY LEVELS

    Due to the relatively long manufacturing cycle for integrated circuits, we build some of our inventory before we receive orders from our customers. Because of inaccuracies inherent in forecasting the demand for such products, inventory imbalances periodically occur that result in surplus amounts of some of our products and shortages of others. Such shortages can adversely affect customer relationships; surpluses can result in larger than desired inventory levels. Our backlog consists of distributor and OEM customer orders required to be shipped within six months following the order date. Customers may generally cancel or reschedule orders to purchase products without significant penalty to the customer. As a result, to reflect changes in their needs, customers frequently revise the quantities of our products to be delivered and their delivery schedules. Because backlog can be canceled or rescheduled without significant penalty, we do not believe our backlog is a meaningful indicator of future revenue. In addition, our backlog includes our orders from domestic distributors as to which revenues are not recognized until the products are sold by the distributors. Such products when sold may result in revenue lower than the stated backlog amounts as a result of discounts that we authorize at the time of sale by the distributors.

IF OUR SUBCONTRACTORS ARE UNABLE TO PERFORM IN A TIMELY MANNER OR WE ARE UNABLE TO OBTAIN MATERIALS NECESSARY FOR OUR PRODUCTS, OUR BUSINESS WILL BE MATERIALLY HARMED

    We depend on a number of subcontractors for certain of our manufacturing processes, such as epitaxial deposition services. If any of these subcontractors fails to perform these processes on a timely basis, there could be manufacturing delays, which could materially adversely affect our results of operations. Currently, we purchase certain materials, including silicon wafers, on a purchase order basis from a limited number of vendors. Any interruption or termination of supply from any of these suppliers could have a material adverse effect on our financial condition and results of operations. Our products are packaged by a limited group of third party subcontractors in Indonesia and other Asian countries. Certain of the raw materials included in such products are obtained from sole source suppliers. Although we are trying to reduce our dependence on our sole and limited source suppliers, disruption or termination of any of these sources could occur and such disruptions could have a material adverse effect on our financial condition or results of operations. As is common in the industry, independent third party subcontractors in Asia currently assemble all of our products. In the event that any of our subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in our supply, our operating results would be adversely affected until alternate subcontractors, if any, became available.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL AND SAFETY REGULATIONS, OUR BUSINESS WILL BE MATERIALLY HARMED.

    Federal, state, and local regulations impose a variety of safety and environmental controls on the storage, handling, discharge and disposal of certain chemicals and gases used in semiconductor manufacturing. Our facilities have been designed to comply with these regulations, and we believe that our activities are conducted in material compliance with such regulations. We cannot be sure, however, that interpretation and enforcement of current or future environmental regulations will not impose costly requirements upon us. If we fail to control adequately the storage, use and disposal of regulated substances, we could incur future liabilities.

    Increasing public attention has been focused on the safety and environmental impacts of electronic manufacturing operations. While to date we have not experienced any materially adverse effects on our business from such regulations, we cannot be sure that changes or new interpretations of such regulations will not impose costly equipment, facility or other requirements.

WE MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT.

    We are currently conducting a company-wide Year 2000 readiness program (the Y2K program). The Y2K program is addressing the issue of computer programs and embedded computer chips being able to distinguish between the year 1900 and the year 2000. Any of such systems and equipment, including integrated circuits, computers and manufacturing equipment, sold or used by us, our customers and our suppliers, that recognize a date code field of "00" as the year 1900 rather than the year 2000 could cause such systems or equipment to malfunction prior to or in the year 2000 and lead to significant business delays, additional expenses and disruptions in service or operations. As a result, the systems and equipment of all business organizations containing integrated circuits, software or computer hardware may need to be upgraded or replaced in order to resolve the potential impact of this misinterpretation and the resulting errors or system failures and to make such systems, equipment and software Year 2000 compliant.

    Our Y2K program is divided into four sections - (1) IMP Manufactured Products, (2) Internal Information Technology (IT) Systems, (3) Manufacturing Systems and Equipment, and (4) Third Party Suppliers and Customers. The Y2K program is divided into three phases (i) inventorying potential Year 2000 items,
(ii) assessing the Year 2000 compliance of items determined to be material to IMP; and (iii) repairing or replacing such material items. We have substantially completed the first two phases of work required to achieve Year 2000 compliance requirements and in Phase Three we have modified, repaired or replaced the majority of items in our inventory. We believe we will complete substantially all of the issues that we have identified by the end of 1999. Some items that cannot be tested appropriately or economically may require additional work after that time.

    Through March 28, 1999, we have spent less than $200,000 in costs associated with making our systems and equipment Year 2000 compliant. Based on the preliminary results of the assessment and the modifications completed to date, we believe that the total cost for year 2000 compliance will not exceed $500,000. However, we can not be certain that any assessments and updates will be completed on a timely basis, if at all, or within estimated budgets, or that any updates or corrections that are performed will work as anticipated in the year 2000.

    Impact on Sales of IMP Manufactured Products.

    We design our products both internally and through third party design providers. Both sources of product design rely on licenses of third party technology for certain aspects of these designs. We have done an internal assessment of the Year 2000 compliance of certain of our stand-alone products, and we believe that these products are designed so that they are not dependent on embedded software or hardware that relies on a date code field and, therefore, such products are Year 2000 compliant. We also manufacture wafers containing designs implemented by our customers. We have no knowledge of the Year 2000 compliance of such products. To the extent that date information is necessary for the proper functioning of our products and our customer's products, the products rely on date information from other manufacturer's devices resident in the networks or systems in which they operate. Thus, any Year 2000 problems within these third party products or systems could cause such products not to work properly and disrupt other companies' devices and systems. Any failure of these products to be Year 2000 compliant would result in the malfunctioning of such products or of the systems in which such products operate. Any failure of our products, our customers' designs or any third party products on which our products rely or any third party products which incorporate certain of our licensed designs or technologies to be Year 2000 compliant could result in a substantial decline in our revenues or could result in substantial unexpected expenses associated with product returns, warranty claims and claims for consequential damages and would materially adversely affect our business, results of operations and financial condition.

    Internal Information Technology (IT) System. With respect to our internal IT computer systems, we are now in Phase Three of the Y2K program. We have evaluated and have replaced or have tested operating systems for the critical computers used for our management information systems. Many applications programs have been modified and we are working to modify the rest of our applications programs by the end of 1999. We are also in Phase Three of our Y2K program for our non-IT systems, such as personal computers. Where necessary we plan to upgrade or replace critical non-compliant systems by the end of 1999.

    Manufacturing Systems and Equipment. We rely on a number of embedded programs, computer systems and applications to operate and monitor the design, control and manufacturing aspects of our business. These include automated design software and fabrication, test and physical plant equipment with embedded hardware and/or software. With respect to such items, we are now in Phase Three of the Y2K program.

    We have evaluated and have replaced or have tested modifications for the majority of such systems. We believe that we will complete the remaining critical corrective actions, including testing, by the end of 1999.

    Third Party Suppliers and Customers. We have contacted the majority of our key suppliers and contract manufacturers to assess the possible effects of their Year 2000 readiness on our business. Although many of these suppliers and contract manufacturers have notified us that they have been addressing the problem, some of them have not provided specific assurance regarding the Year 2000 compliance of their systems and software. Our reliance on suppliers and contract manufacturers and, therefore, on the proper functioning of their information systems and software, means that failure of such key suppliers and contract manufacturers to address Year 2000 issues could have a material impact on our operations and financial results.

    In addition to our suppliers and contract manufacturers, we rely on a large variety of business enterprises such as customers, creditors, financial organizations, and domestic and international governmental entities for the accurate exchange of data. Any disruption in the computer systems of any of these third parties could materially and adversely affect us.

    Summary. We have not yet completed detailed contingency plans for the Year 2000 issues, but, based on the results of the continuing assessment of our internal systems and the audit of our third party suppliers and customers, we will evaluate the need for and implement contingency plans.

    Many of our products, systems, suppliers and customers address markets that are vulnerable to technological issues involving the Year 2000, therefore substantially all of our revenues may be at risk. Despite our efforts to address the Year 2000 impact on our products, internal systems and business operations, the Year 2000 issue may result in a material disruption of our business or have a material adverse effect on our business, financial condition or results of operations.

                                MATERIAL CHANGES

    During the second quarter of fiscal year 2000, the Company was unable to meets its obligations under its equipment notes payable and certain of its capital leases. These instances of non-payment put the Company in default of these agreements and in default of the revolving credit facility entered into in April 1999 due to a cross default clause in the revolving credit facility agreement. The Company has renegotiated the payment terms under the equipment notes payable amounting to $1,292,000 and capital lease obligations with an aggregate balance of $3,047,000 as at December 26, 1999. However, the Company has been unable to renegotiate the payment terms under one capital lease obligation amounting to $927,000 as at December 26, 1999. As of January 20, 2000, the lessor has not required acceleration of such obligation and management intends to continue to pursue renegotiated payment terms. As such, as of January 20, 2000, the Company remains in default of the revolving credit facility entered into subsequent to March 28, 1999 and capital lease obligations with an aggregate total balance of $5,909,000 as at December 26, 1999 due to cross default clauses in these agreements. As a result, the Company may not be able to continue to draw on unused amounts under the revolving credit facility which could significantly and adversely impact the Company ability to continue as a going concern.

    If the Company is unable to successfully complete its remaining negotiations with its creditors to reschedule the payment terms on its capital lease obligation, or if the creditors of the remaining obligations in default under cross default clauses exercise their rights to accelerate the payment terms, this could significantly and adversely impact the Company's ability to continue as a going concern.

    As evidenced by the instances of non-payment of certain obligations discussed previously, the Company has minimal financial resources and operating needs are funded principally from the collection of accounts receivable. Should the cash flow from accounts receivable be lessened or interrupted by slow collections or by a decrease in revenue generation, the Company could very quickly find itself again unable to meet its obligations. In addition, our cash balance has decreased over each of the last several quarters. As of December 26, 1999 we had cash and cash equivalents of approximately $631,000. If we continue to report operating losses and negative cash flow we will need to obtain additional funding to remain in operation. There can be no assurance that such funding will be available to us at reasonable rates, if at all. Management believes that anticipated cash flow from operations and borrowings under the Company's credit facilities will be adequate to satisfy its anticipated working capital and capital equipment requirements through June 25, 2000.


    In October 1999, the Company entered into a stock purchase agreement (the "Agreement") under which Teamasia Semiconductors (India) Ltd., ("Teamasia"), a corporation headquartered in India involved in the manufacturing and sale of discrete semiconductor devices, purchased an aggregate of 16.7% of the Company's common stock outstanding for consideration of $2,050,000. The transaction closed during the quarter ending December 26, 1999. The sale of all of the shares and therefore the receipt of all of the $2,050,000 was subject to the Company's compliance with certain terms and conditions. The Company met such terms and conditions and has received all of the $2,050,000. The agreement places certain restrictions on the use of the funds received by the Company for the sale of stock under the agreement. Under the agreement, Teamasia is also obligated to place orders with the Company for wafer fabrication through the second fiscal quarter of 2001.


    On December 15, 1999, the Company and Teamasia entered into a second stock purchase agreement (the "Phase Two Stock Purchase Agreement") under which Teamasia will make an additional equity investment in the Company. After the closing of the Phase Two Stock Purchase Agreement, Teamasia will have purchased an aggregate total of approximately 5.5 million shares, bringing their total equity ownership in the Company to approximately 61.9%. The Phase Two Stock Purchase Agreement will be subject to approval by the shareholders of the Company at a meeting which will also be the Company's annual meeting and will be held during the first quarter of calendar 2000. If approved by the Company's shareholders, the transaction contemplated by the Phase Two Stock Purchase Agreement is expected to close shortly thereafter. During the period between December 15, 1999 and the date of approval of the Phase Two Stock Purchase Agreement, Teamasia is required to use reasonable efforts to provide the Company with additional financing up to the amount of the purchase price upon commercially reasonable terms, if the Company so requests. In order for the Phase Two Stock Purchase Agreement to be approved, the Company must receive approval of the Phase Two Stock Purchase Agreement from its shareholders and all other required governmental approvals and must make certain amendments to its Articles of Incorporation. Such loan, if made, shall be repaid at the closing of the Phase Two Stock Purchase Agreement. During the period between the approval date and the date of the closing of the Phase Two Stock Purchase Agreement, if the Company so requests, Teamasia is required to provide the Company with additional financing up to the amount of the purchase price upon commercially reasonable terms. Such amount shall be repaid at the closing of the Phase Two Stock Purchase Agreement.


    If the shareholders of the Company do not approve this transaction with Teamasia or the transaction does not close for some other reason, the Company's liquidity could be adversely affected.


                                 USE OF PROCEEDS

    We will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the Offering; all proceeds will go to the Selling Stockholders.


                 MARKET PRICES OF COMMON EQUITY, DIVIDEND POLICY
                         AND RELATED STOCKHOLDER MATTERS

    Our Common Stock was traded on the Nasdaq National Market under the symbol "IMPX". As of April 7, 1999, our Common Stock began trading on the Nasdaq SmallCap Market. The following tables set forth the high and the low last reported sales price for the Common Stock as reported by the Nasdaq National Market. All share price figures reflect the 1-for-10 reverse split that occurred during the fiscal year.

                                   FISCAL YEAR END MARCH 28, 1999     FISCAL YEAR END MARCH 29, 1998
                                   ------------------------------     ------------------------------
                                        HIGH           LOW                HIGH                LOW
                                        ----           ---                ----                ---
First Quarter                          $15.31         $9.06              $21.88              $15.94
Second Quarter                         $ 9.37         $3.12              $19.06              $13.75
Third Quarter                          $ 6.56         $1.88              $17.50              $ 6.25
Fourth Quarter                         $ 7.81         $3.12              $15.31              $ 6.88

    We intend to retain any future earnings for the use in our business and, accordingly, do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

    As of January 19, 2000, there were approximately 889 shareholders of record (not including beneficial holders of stock held in street name) of the Company's Common Stock, which closed at $4.44 per share on the Nasdaq SmallCap Market as of that date.

                              SELLING STOCKHOLDERS

    527,000 shares of the Common Stock being offered hereby are being offered for the account of certain stockholders who purchased the Common Stock as part of a private placement in February 1999. The remaining 20,220 shares of the Common Stock being offered hereby are being offered for the account of Gerbsman Partners, who acquired a warrant to purchase such shares on November 4, 1999. The following table sets forth certain information as of January 19, 2000 with respect to the Selling Stockholders.

                                                            NUMBER OF                     NUMBER OF
                                                          COMMON SHARES                  COMMON SHARES
                                                          BENEFICIALLY     NUMBER OF     BENEFICIALLY
                                                         OWNED PRIOR TO   SHARES BEING   OWNED AFTER
BENEFICIAL OWNERS                                            OFFERING       OFFERED       OFFERING
-------------------------------------------------------------------------------------------------
Pitt & Co. -- Gruber & McBaine Capital Mgmt                   18,333         18,333            0
Jon Gruber & Linda Gruber JT TEN                              18,333         18,333            0
Hare & Co -- Gruber & McBaine Capital Mgmt                    16,667         16,667            0
Lagunitas Partners LP                                         80,000         80,000            0
Gruber & McBaine International                                26,667         26,667            0
J. Patterson McBaine                                           6,667          6,667            0
Bay Area Microcap Fund c/o William Smart                      77,778         77,778            0
Roy L. Rogers TR Roy L. Rogers & Ruth Rogers Unit
  Trust UA 9/28/99                                            61,000         33,333         27,667
Roy L. Rogers TR Rogers Family Trust DTS 1/21/81              71,500         49,222         22,278
Westfield Performance Fund c/o Westfield Capital              77,778         77,778            0
Compass Technology Partners, L.P. c/o David Arscott           33,334         33,334            0
Compass Chicago Partners, L.P. c/o David Arscott              22,222         22,222            0
Howard & Barbara Miller, TR The Miller Trust DTD 9/30/87      22,222         22,222            0
Gerald S & Jeanne L Cassili TR FBO Cassili 1995
  UNITRUST U/A 11/17/95                                       22,300          7,300         15,000
Gerald S. & Jeanne L Cassili TR 10/15/96 the Cassili
  Revocable Trust                                             31,922         14,922         17,000
California Bank and Trust, CUST FBO Jonathan Andron Roth
  IRA A/C #69-1123-15                                         11,111         11,111            0
Bill Welling TR FBO Welling Family Living Trust
  UA 01/23/90                                                 11,111         11,111            0
Gerbsman Partners                                             20,220         20,220            0

                              PLAN OF DISTRIBUTION

    Resales of the shares by the Selling Stockholders may be made on the Nasdaq SmallCap Market, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the Selling Stockholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the Selling Stockholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholders. Any such sales may be by block trade.


                                  LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, with respect to the 20,220 shares being offered by Gerbsman Partners and by Venture Law Group, Menlo Park, California, with respect to the other 527,000 shares.


                                     EXPERTS

    The financial statements as of March 28, 1999 and March 29, 1998 and for each of the three years in the period ended March 28, 1999 incorporated in this Registration Statement on Form S-3 by reference have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 10 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                ----------------



                                TABLE OF CONTENTS

Where You Can Find More Information ....................................       3
Information Incorporated by Reference ..................................       3
The Company ............................................................       4
RISK FACTORS ...........................................................       4
Material changes .......................................................      11
Use of Proceeds ........................................................      13
Market Prices of Common Equity, Dividend Policy and Related
    Stockholder Matters ................................................      13
Selling Stockholders ...................................................      14
Plan of Distribution ...................................................      15
Legal Matters ..........................................................      15
Experts ................................................................      15


                                 547,220 SHARES



                                    IMP, INC.


                                  COMMON STOCK



                                  -------------

                                   PROSPECTUS

                                  -------------




                                JANUARY 25, 2000

================================================================================

                                     PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses payable by the Registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq SmallCap Market application fee:

         SEC registration fee ....................           $   614.00
         Accounting fees .........................           $30,000.00
         Legal fees and expenses .................           $15,000.00
         Miscellaneous ...........................           $ 1,500.00

           Total .................................           $47,114.00
                                                             ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article IX of the Registrant's Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article VII, Section 7 of the Registrant's Bylaws provides for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

    The Registrant has entered into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  EXHIBITS

        EXHIBIT
        NUMBER                               EXHIBIT
        ------                               -------
        3.1       Restated Certificate of Incorporation. Incorporated by
                  reference from an identically numbered exhibit filed with the
                  Company's Annual Report on Form 10-K for the year ended March
                  26, 1989 filed with the Securities and Exchange Commission on
                  June 26, 1989.

        3.2       Certificate of Amendment to Restated Certificate of
                  Incorporation. Portions incorporated by reference from an identically numbered exhibit filed with the Company's
                  Amendment to the Annual Report on Form 10-K for the year ended
                  March 27, 1994 filed with the Securities and Exchange
                  Commission on July 6, 1994.

        EXHIBIT
        NUMBER                               EXHIBIT
        ------                               -------
        3.3       Registrant's Bylaws. Incorporated by reference to exhibit
                  number 3.2 filed with the Company's Registration Statement on
                  Form S-1 (File No. 33-13600) declared effective by the
                  Securities and Exchange Commission on June 10, 1987.

        5.1(a) Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of 20,220 shares of Common Stock, including consent.

        5.1(b) Opinion of Venture Law Group as to legality of 527,000 shares of Common Stock, including consent.

        23.1      Independent Accountant's Consent.

        23.2(a)   Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit
                  5.1(a)).

        23.2(b)   Venture Law Group (See Exhibit 5.1(b)).

        24.1      Powers of Attorney (see Page II-4).

ITEM 17.  UNDERTAKINGS

        A. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        B.     The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment to those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        C.     The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 21st day of January, 2000.

                            IMP, INC.


                            By:         /s/ Brad Whitney
                                ------------------------------------------------
                                           Brad Whitney
                                 Chief Executive Officer, President and Director

                                POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints each of Brad Whitney and Zvi Grinfas, with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                             CAPACITY                        DATE
             ---------                             --------                        ----
/s/ Brad Whitney                      President, Chief Executive Officer     January 21, 2000
-------------------------------       (Principal Executive Officer) and
Brad Whitney                                       Director

/s/ Zvi Grinfas                          Chairman of the Board, Vice         January 21, 2000
-------------------------------     President, Chief Financial Officer
Zvi Grinfas                           (Principal Financial Officer and
                                     Principal Accounting Officer), and
                                                   Director

/s/ Subbarao Pinamaneni                            Director                  January 21, 2000
-------------------------------
Subbarao Pinamaneni

/s/ Bernard V. Vonderschmitt                       Director                  January 21, 2000
-------------------------------
Bernard V. Vonderschmitt

                                  EXHIBIT INDEX

        EXHIBIT
        NUMBER                        EXHIBIT
        ------                        -------
        3.1       Restated Certificate of Incorporation. Incorporated by
                  reference from an identically numbered exhibit filed with the
                  Company's Annual Report on Form 10-K for the year ended March
                  26, 1989 filed with the Securities and Exchange Commission on
                  June 26, 1989.

        3.2       Certificate of Amendment to Restated Certificate of
                  Incorporation. Portions incorporated by reference from an identically numbered exhibit filed with the Company's
                  Amendment to the Annual Report on Form 10-K for the year ended
                  March 27, 1994 filed with the Securities and Exchange
                  Commission on July 6, 1994.

        3.3 Registrant's Bylaws. Incorporated by reference to exhibit number 3.2 filed with the Company's Registration Statement on Form S-1 (File No. 33-13600) declared effective by the
                  Securities and Exchange Commission on June 10, 1987.

        5.1(a) Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of 20,220 shares of Common Stock, including consent.

        5.1(b) Opinion of Venture Law Group as to legality of 527,000 shares of Common Stock, including consent.

        23.1      Independent Accountant's Consent.

        23.2(a)   Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit
                  5.1(a)).

        23.2(b)   Venture Law Group (See Exhibit 5.1(b)).

        24.1      Powers of Attorney (see Page II-4).